EXHIBIT 8.1

	Jurisdiction of	Name under which
Name	Incorporation	they do business
Administración Portuaria Integral de Acapulco S.A. de C.V. (Ports)	Mexico	API Acapulco
Lacto Comercial Organizada, S.A. de C.V. (Trucking)	Mexico	LACORSA
Autotransportación y Distribución Logística, S.A. de C.V.(Logistics)	Mexico	ATL
Transportación Marítima Mexicana, S.A. de C.V. (formerly Naviera del Pacífico, S.A. de C.V.) (Product and Parcel Tankers, Offshore vessels and harbor tugboat operations)	Mexico	TMM
Terminal Marítima de Tuxpan, S.A. de C.V. (Ports)	Mexico	TMT
TMM Logistics, S.A. de C.V. (Logistics)	Mexico	TMML
TMM Agencias, S.A. de C.V. (Shipping agencies)	Mexico	TMM AGENCIAS
TMM División Marítima, S. A. de C. V. (Offshore vessels)	Mexico	TMMDM
TMM Remolcadores, S. A. de C. V. (Tugboat vessels)	Mexico	TMMR
TMM Parcel Tankers, S. A. de C. V. (Tankers vessels)	Mexico	TMMPT
Almacenadora de Deposito Moderno, S. A. de C. V. (Warehousing)	Mexico	ADEMSA